October 18, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Title Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 17, 2005
File No. 000-21417

Dear Mr. Rosenberg:

In response to our discussion with Ms Ibolya Ignat on October 18, 2005, we are submitting the following additional information to address the remaining outstanding comment related to your review of Capital Title Group, Inc.’s Form 10-K for fiscal year ended December 31, 2004.

This response letter supplements our most recent response letter dated October 17, 2005.

Discussion with Ms Ignat:

Based on our recent discussion with Ms Ignat, she has asked us to clarify our position as to whether FAS 113 or EITF 99-19 applies in regard to supporting our presentation of netting underwriting fees against title service revenue.

Capital Title Group, Inc. response:

As mentioned in our earlier letter, a portion of our business is to perform title services and issue title insurance policies as an agent for third party title insurance underwriters. In cases where a title insurance policy is issued by us on behalf of a third party title insurance underwriter, we charge our customers a fee and we in turn pay an underwriting fee to the third party title insurance underwriter as compensation for accepting the risk associated with issuing the title policy.

In an attempt to specifically address the clarification requested, we believe EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” is the most relevant literature. FAS 113 is not applicable in regards to this issue as the Statement relates to insurance enterprises and in this scenario, regarding the netting of underwriting fees, Capital Title is acting as an agent and is not the insurance enterprise.

While we earlier stated that EITF 99-19 excludes from its scope certain transactions including insurance and reinsurance premiums, we acknowledge that the insurance premiums excluded in Section 4 of the EITF may not apply to our situation as we are acting as an agent rather than an insurance enterprise. We will therefore address the guidance in EITF 99-19 and the relevance it has to our presentation of netting underwriting fees against title service revenue.

As previously noted, the overriding consideration of relevant guidance indicates that “if the company performs as an agent or broker without the risk and rewards of ownership of the goods, sales should be reported on a net basis.” As discussed, our Company issues title insurance policies as an agent for third party title insurance underwriters who have the risk related to paying claims arising under those policies; therefore we believe it is appropriate to report title insurance fee revenues net of underwriting fees paid. This appears consistent with the intent of the guidance of not inappropriately grossing up revenue.

Following is a discussion of the various points from EITF 99-19 setting forth indicators of gross revenue reporting and net revenue reporting:

Indicators of Gross Revenue Reporting

Paragraph 7 – The company is the primary obligor in the agreement: As mentioned in our letter of October 17, 2005 and as supported by a reference to one of our underwriting agreements filed as an exhibit to our Form 10-KSB for the year ended December 31, 1999, our Company acts as an agent in issuing the title insurance policy and it is the third party underwriter who is the primary obligor and is responsible for the risk of any claims arising under the title insurance policy. The service being provided in this transaction is insurance against a claim on a specific piece of real estate and the EITF states that if a company has risks of a principal in the transaction, that company should record revenue gross. We are not the primary obligor in the transaction and therefor would not be subject to the provisions of this paragraph related to gross reporting.

Paragraph 8 – The company has general inventory risk: We are dealing with a service rather than a product therefore this paragraph is not relevant.

Paragraph 9 – The company has latitude in establishing price: It is the third party title insurance underwriter who file set rates with state regulators and these rates must be followed by the agent (i.e., our Company in this regard). As an agent we do not have the latitude to establish pricing for the title insurance policies and therefore would not be subject to the provisions of this paragraph related to gross reporting.

Paragraph 10 – The company changes the product or performs part of the service: When we issue a title insurance policy on behalf of a third party underwriter, we are using their form and their policy jacket which has their name on it as the insurer. The form of the policy and the items covered by the issued policy are pursuant to an underwriting manual issued by the third party underwriter that we do not change or vary from. Therefore, we would not be subject to the provisions of this paragraph related to gross reporting.

Paragraph 11 – The company has discretion in supplier selection: While we do have discretion in the selection of the third party underwriter, this selection is typically limited to three or fewer underwriters and doesn’t seem to be a primary consideration requiring gross reporting.

Paragraph 12 – The company is involved in the determination of product or service specifications: As previously mentioned, as an agent we are subject to the policy specifications, coverage and limitations set forth in the third party underwriters’ manuals. Therefore we would not be subject to the provisions of this paragraph related to gross reporting.

Paragraph 13 – The company has physical loss inventory risk: As mentioned above, we are dealing with a service rather than a product therefore this paragraph is not relevant.

Paragraph 14 – The company has credit risk: We collect our fee prior to issuing the final title insurance policy. The EITF states that “credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer.” Since there is no credit risk to either our Company or the third party title insurance underwriter, it doesn’t appear this paragraph is a determining factor in evaluating net versus gross reporting.

Indicators of Net Revenue Reporting

Paragraph 15 – The supplier (not the company) is the primary obligor in the arrangement: The “supplier” or the third party underwriter is responsible for the risk associated with the title insurance policy and as stated in our letter of October 17, 2005, “in the event there is a claim against this title insurance policy for an undisclosed lien, easement, or any covered issue which diminishes the value of the insured real estate, the third party underwriter is notified and they either pay the claimed damages or defend against the asserted claim.” Because we are not the primary obligor in the arrangement, we believe this provides a strong indicator that we should follow net revenue reporting.

Paragraph 16 – The amount the company earns is fixed: The EITF states that if a company “earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record the revenue net based on the amount retained.” Our contracts with third party underwriters set forth a stated percentage of each title premium our Company retains which provides further support that we should follow net revenue reporting.

Paragraph 17 – The supplier (and not the company) has credit risk: As previously mentioned when addressing Paragraph 14, the credit risk is mitigated by collecting for the title insurance prior to the final policy being issued and since there is no credit risk to either our Company or the third party title insurance underwriter, it doesn’t appear that this paragraph is a determining factor in evaluating net versus gross reporting.

In conclusion, after reviewing all the indicators set forth in EITF 99-19 we continue to believe that our presentation of netting underwriting fees against title insurance revenue complies with generally accepted accounting principles.

In providing you with this response we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your comment, and if you have any further questions, please do not hesitate to contact me at (480) 624-4200.

Sincerely,

/s/ Mark C. Walker

Mark C. Walker

Executive Vice President, Chief Operating Officer,

Chief Financial Officer, Secretary and Treasurer

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